Exhibit 99.1

[LOGO] ZARLINK                                                      NEWS RELEASE
       SEMICONDUCTOR

Zarlink Strengthens Optical Component Portfolio with Acquisition of Primarion Optical I/O Group

o Creates new opportunities for serial, parallel and discrete optical component lines

OTTAWA, CANADA, May 22, 2006 - Zarlink Semiconductor (NYSE/TSX:ZL) today announced the purchase of the optical I/O (in/out) business of Primarion, Inc., a supplier of digital power conversion ICs (integrated circuits) for US$7 million in cash. The purchase includes Primarion's optical I/O assets and intellectual property. Zarlink intends to retain all 10 former Primarion I/O group employees. This acquisition is expected to generate approximately US$3 million in revenue in Fiscal 2007 and is not expected to have a material impact on ongoing current year earnings.

      Primarion's I/O business, based in Phoenix, Arizona, is the technology and market leader for laser driver and optical receiver ICs used in multi-lane, parallel fiber optic modules. Several global customers have designed Primarion's physical layer I/O solutions into optical modules used in enterprise data centers for interconnect applications such as Ethernet, fiber channel and proprietary VSR (very short reach) optical links. Primarion's I/O solutions include laser drivers, transimpedence and post amplifier circuits, supporting wireline speeds of 1 Gb/s to 10 Gb/s.

      "There are exciting growth prospects for parallel optics in emerging markets such as high-performance computer interconnect, industrial automation and military applications, as well as telecom," said Dr. Stan Swirhun, senior vice president and general manager, Zarlink Optical Products Group. "We will provide superior support, and a high-quality, stable source of supply to Primarion customers. We will also introduce innovative optical solutions that combine Zarlink technology with Primarion optical ICs."

      "Going forward, we will focus on our core business of developing and delivering digital power management ICs," said Ron Van Dell, President and CEO of Primarion. "We are excited that our established portfolio of optical I/O ICs will be integrated with Zarlink's optical components, and we are confident that this combination

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will set new benchmarks for performance, integration and reliability. Our optical I/O customers will be in good hands with Zarlink."

Optical I/O devices strengthen component portfolio

      Zarlink's Optical Products group designs and manufactures parallel fiber optic modules and an extensive portfolio of discrete optical products, including serial bi-directional components, light-emitting diodes, laser transmitters, detectors and receivers. The acquisition of Primarion's physical layer optical I/O devices will enhance Zarlink's ability to deliver complete optical solutions that meet the demand for higher bandwidth.

Fiscal 2006 fourth quarter and year-end results conference call

      Zarlink management will discuss the acquisition during its Fiscal 2006 fourth quarter and year-end results analyst conference call, scheduled for Tuesday, May 23, 2006, beginning at 5:00 p.m. EDT. Investors, media and other parties are listen-only. Please dial 1-800-814-4890 or 613-688-0197. The replay number is 1-877-289-8525 (passcode 21188380#) or 416-640-1917 (passcode
21188380#). The replay is available until midnight, June 6, 2006. A live audio webcast will be available through www.newswire.ca (Canada NewsWire) or from the Company's website at www.zarlink.com.

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.


Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact investor relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: rapid technological developments and changes; our ability to achieve profitability and generate positive cash flows in the future; our
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exposure to product warranty claims resulting from product defects or failures;
our dependence on our foundry suppliers and third-party subcontractors; increasing price and product competition; our exposure to currency exchange rate fluctuations and other factors inherent in our international operations; and other factors referenced in our Annual Report on Form 20-F for the fiscal year ended March 25, 2005. Investors are encouraged to consider the risks detailed in this filing.

About Primarion

      Primarion is a mixed-signal integrated circuit company that addresses key inflection points in power management driven by the exploding demand for digital content and information. Primarion's Digital Power ICs, including the Di-POL(TM) family of power controllers, are well positioned to compete against existing solutions in cost, performance and features. Headquartered in Torrance, California, near Los Angeles, the company also has offices in Phoenix, Arizona, and Taipei, Taiwan. Primarion has received funding from eminent venture funds such as Accel Partners, Lehman Brothers, APV Technology Partners and W Capital Partners. Additional information is available online at http://www.primarion.com or by calling (866) 321-7746 toll free.

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Zarlink, ZL and the Zarlink Semiconductor logo are trademarks of Zarlink
Semiconductor Inc. PRIMARION and Di-POL are the registered and proprietary trademarks of Primarion, Inc.

For further information:

Zarlink (Media)                     Primarion
Edward Goffin                       Deepak Savadatti
Media Relations                     VP Marketing
613 270-7112                        310 602-5500
edward.goffin@zarlink.com           deepak.savadatti@primarion.com

Zarlink (Investor Relations)
Mike McGinn
VP Investor Relations
613 270-7210
mike.mcginn@zarlink.com